UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ivanhoe Electric Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 46578C108

1	NAMES OF REPORTING PERSONS BHP Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 5,277,3621 2
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 5,277,3621 2

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,277,3621 2
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.7%2 3
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[1]

Indirectly held through (i) BHP Manganese Australia Pty Ltd (“BHP Manganese”), an Australian company limited by shares and a wholly-owned subsidiary of BHP Group Limited (“BHP”), and (ii) WMC Corporate Services Inc. (“WMC”), a Colorado corporation and a wholly-owned subsidiary of BHP.

[2]

Consists of (i) 353,370 shares of Common Stock, par value $0.0001 per share, of the Issuer (“Shares”) held by BHP Manganese, (ii) 4,761,623 Shares held by WMC, and (iii) 162,369 Shares to be received upon conversion of the unsecured convertible PIK promissory notes due 2023 of I-Pulse Inc. (the “I-Pulse Convertible Notes”) held by BHP Manganese.

[3]

Based on the quotient obtained by dividing (a) the 5,277,362 Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 92,887,918 outstanding Shares as reported on the Form 424B3 (Registration Statement No. 333-265175) filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2022. The number of Shares beneficially owned by the Reporting Person as set forth in clause iii of the foregoing footnote 2 is treated as converted into the Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

CUSIP NO. 46578C108

1	NAMES OF REPORTING PERSONS BHP Manganese Australia Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 515,739[1]
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 515,739[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 515,739[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 0.6%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[1]	Consists of (i) 353,370 Shares held by BHP Manganese and (ii) 162,369 Shares to be received upon conversion of the I-Pulse Convertible Notes held by BHP Manganese.
[2]

Based on the quotient obtained by dividing (a) the 515,739 Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 92,887,918 outstanding Shares as reported on the Form 424B3 (Registration Statement No. 333-265175) filed by the Issuer with the SEC on June 27, 2022. The number of Shares beneficially owned by the Reporting Person as set forth in clause ii of the foregoing footnote 1 is treated as converted into the Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

CUSIP NO. 46578C108

1	NAMES OF REPORTING PERSONS WMC Corporate Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 4,761,623
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 4,761,623

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,761,623
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.1%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Based on the quotient obtained by dividing (a) the 4,761,623 Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 92,887,918 outstanding Shares as reported on the Form 424B3 (Registration Statement No. 333-265175) filed by the Issuer with the SEC on June 27, 2022.

CUSIP NO. 46578C108

Item 1(a).	Name of Issuer

Ivanhoe Electric Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

606 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, Canada

Item 2(a).	Name of Persons Filing

BHP Group Limited (“BHP”)
BHP Manganese Australia Pty Ltd (“BHP Manganese”)
WMC Corporate Services Inc. (“WMC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of BHP is:
171 Collins Street Melbourne, VIC 3000 Australia

The address of BHP Manganese is:
171 Collins Street Melbourne, VIC 3000 Australia

The address of WMC is:
1675 South State Street
Dover, DE, 19901, United States of America

Item 2(c).	Citizenship

See Row 4 of the cover pages

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

46578C108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)   Amount Beneficially Owned:

See Row 9 of the cover pages. BHP Manganese is a wholly-owned subsidiary of BHP and the beneficial owner of 515,739 shares. WMC is a wholly-owned subsidiary of BHP and the beneficial owner of 4,761,623 shares. BHP is the parent holding company of both BHP Manganese and WMC and is the beneficial owner of 5,277,362 shares.

(b) Percent of Class: See Row 11 of the cover pages.

CUSIP NO. 46578C108

(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote: See Row 5 of the cover pages.

(ii) shared power to vote or to direct the vote: See Row 6 of the cover pages.

(iii) sole power to dispose or to direct the disposition of: See Row 7 of the cover pages.

(iv) shared power to dispose or to direct the disposition of: See Row 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Exhibits

99.1	Joint Filing Agreement

CUSIP NO. 46578C108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2022

BHP GROUP LIMITED

By:	/s/ Stefanie Wilkinson
Name: Stefanie Wilkinson Title: Group Company Secretary

BHP MANGANESE AUSTRALIA PTY LTD

By:	/s/ Brigid O’Brien
Name: Brigid O’Brien Title: Head of Venture Investment

WMC CORPORATE SERVICES INC.

By:	/s/ Neil Matthys
Name: Neil Matthys Title: Vice President